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Filed Pursuant to Rule 424(b)(3) Registration Number 333-108382

PROSPECTUS

542,469 Shares

BOISE CASCADE CORPORATION

Common Stock

        Mr. Michael Feuer, the selling stockholder, may sell from time to time up to 542,469 shares of Boise common stock (and associated common stock purchase rights). The selling stockholder acquired such shares in connection with Boise's acquisition of OfficeMax, Inc., which occurred on December 9, 2003.

        Boise common stock is listed on the New York Stock Exchange under the symbol "BCC." On December 11, 2003, the last reported sale price of Boise common stock on the New York Stock Exchange was $30.18 per share.

        See "Risk Factors" beginning on page 1 for factors that you should consider before investing in shares of Boise common stock.

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2003.

TABLE OF CONTENTS

Page
Boise Cascade Corporation	1
Summary of Operations	1
Additional Information	1
Risk Factors	1
Risks Related to Boise's Operations	1
The prices Boise charges for its paper and building products are subject to cyclical market pressures	1
Intense competition in Boise's markets could harm its ability to achieve or maintain profitability	1
Boise's operations require substantial capital, and Boise may not have adequate capital resources to provide for all of its cash requirements	2
Boise's results of operations may be harmed by increases in wood fiber costs	3
Boise is subject to significant environmental regulation and environmental compliance expenditures	3
Boise does not maintain insurance for losses to its standing timber from natural disasters or other causes	3
Boise's business and financial performance may be harmed by labor disruptions	4
Boise's operations may be harmed by decreases in the availability of public timber	4
Boise's former independent public accountant, Arthur Andersen LLP, has ceased operations, and Boise stockholders may be unable to exercise effective remedies against it in any legal action	4
Additional Risks Related to Boise's Operations Following the Acquisition of OfficeMax	4
OfficeMax faces a variety of competitors in the highly competitive office products industry	4
OfficeMax's quarterly operating results have fluctuated significantly in the past and may continue to do so in the future	5
Risks Related to the Merger of Boise's Subsidiary with OfficeMax	6
Successful integration of Officemax is not assured	6
Boise will have more indebtedness after the merger which could adversely affect its cash flows and business	6
Forward-Looking Statements May Prove Inaccurate	7
Use of Proceeds	8
Selling Stockholder	9
Plan of Distribution	11
Experts	13
Where to Find Additional Information	13

i

        As used in this prospectus, the term "Boise" refers to Boise Cascade Corporation and its consolidated subsidiaries.

BOISE CASCADE CORPORATION

Summary of Operations

        Boise is a major distributor of office products and building materials and is an integrated manufacturer and distributor of paper, packaging and wood products. Boise is headquartered in Boise, Idaho, with domestic and international operations. Boise's principal executive offices are located at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, and its telephone number is (208) 384-6161.

        On December 9, 2003, Boise acquired OfficeMax through a merger of its subsidiary with OfficeMax pursuant to the Agreement and Plan of Merger ("merger agreement") dated as of July 13, 2003, among Boise, its subsidiary and OfficeMax. OfficeMax operates a chain of high-volume office products superstores. As of November 3, 2003, OfficeMax owned and operated 970 superstores in 49 states, Puerto Rico, the U.S. Virgin Islands and, through a majority owned subsidiary, in Mexico.

Additional Information

        Additional information concerning Boise is included in the reports Boise periodically files with the Securities and Exchange Commission ("SEC"). See "Where to Find Additional Information." For more information on the merger with OfficeMax, please see the explanatory note at the beginning of the registration statement of which this prospectus is a part and the joint proxy statement/prospectus of Boise and OfficeMax dated November 5, 2003, forming a part of Amendment No. 3 to the Registration Statement on Form S-4 filed by Boise on November 4, 2003 (Registration Number 333-107588).

RISK FACTORS

Risks Related to Boise's Operations

  The prices Boise charges for its paper and building products are subject to cyclical market pressures

        Boise's paper and building products businesses are subject to cyclical market pressures. Historical prices for Boise's products have been volatile, and Boise has limited direct influence over the timing and extent of price changes for its products. Product pricing is significantly affected by the relationship between supply and demand in the forest products industry. Demand for building products is driven mainly by factors outside of Boise's control, such as the construction, repair and remodeling and industrial markets and weather. The supply of building and paper products fluctuates based on available manufacturing capacity, and excess capacity in the industry, both domestically and abroad, can result in significant declines in market prices for those products. Prolonged periods of weak demand or excess supply in any of Boise's businesses could reduce its market share, seriously reduce Boise's margins and harm its liquidity, financial condition or results of operations.

  Intense competition in Boise's markets could harm its ability to achieve or maintain profitability

        All of the markets Boise serves are highly competitive, with a number of large companies operating in each. Boise competes in its markets principally through price, service, quality and value-added products and services.

        Office Products.    The business-to-business office products market is highly competitive. Purchasers of office products have many options when purchasing office supplies and paper, technology products, and office furniture. Boise competes with worldwide contract stationers, large retail office products suppliers, direct-mail distributors, discount retailers, drugstores, supermarkets, and thousands of local and regional contract stationers, many of whom have long-standing customer relationships. Increased competition in the office products industry, together with increased advertising, has heightened price awareness among end users. Such heightened price awareness has led to margin pressure on office products. Besides price, competition is also based on customer service.

        Building Products.    The building products markets in which Boise competes are very large and highly fragmented, with fewer than ten national producers but hundreds of local and regional manufacturers and distributors. Most of Boise's competitors are located in the United States and Canada, although Boise has seen increasing competition from outside North America. Boise competes not only with manufacturers and distributors of similar building products but also with products made from alternative resources, such as steel and plastic. Many factors influence competition in the building products markets, chiefly price, quality, and service.

        Paper Products.    Boise's major paper products are uncoated free sheet, containerboard, and newsprint, all of which are globally traded commodities with numerous worldwide manufacturers. About a dozen major manufacturers compete in the North American paper market. Price, quality, and service are important competitive determinants across paper markets. All of Boise's paper manufacturing facilities are located in the United States, and Boise competes largely in the domestic arena. Boise does, however, face competition from foreign producers. The level of this competition varies depending on the level of demand abroad and the relative rates of currency exchange. Boise's paper products also compete with electronic transmission and document storage alternatives. As trends toward these alternatives continue, Boise may see variances in the demand overall for paper products or shifts from one type of paper to another. For example, demand for newsprint grades may decline, and demand for office papers may increase, as newspapers are replaced with electronic media that can be downloaded and printed by the reader.

        Some of Boise's competitors in each business are larger than it is and have greater financial and other resources available to them, and there can be no assurance that Boise can continue to compete successfully with them. Some of Boise's competitors are also currently lower-cost producers than it is and may be better able to withstand price declines. In addition, if Boise does not continue to provide superior customer service and quality products in each of its businesses, its profitability from each business and its overall profitability could be harmed.

  Boise's operations require substantial capital, and Boise may not have adequate capital resources to provide for all of its cash requirements

        Boise's businesses are highly capital intensive, including Boise's need to incur capital expenditures for expansion or replacement of existing equipment and to comply with environmental laws. Boise currently anticipates that its available cash resources and cash anticipated to be generated from operations will be sufficient to fund its operating needs and capital expenditures for at least the next year. At some point in the future, however, Boise may be required to obtain additional financing to fund capital expenditures. If Boise needs to obtain additional funds, it may not be able to do so on favorable terms, or at all. If any such financing is not available when required or is not available on acceptable terms, Boise may not be able to fund capital expenditures necessary to keep Boise competitive.

  Boise's results of operations may be harmed by increases in wood fiber costs

        The percentage of Boise's wood fiber requirements obtained from its timberlands will fluctuate based on a variety of factors, including changes in its timber harvest levels and changes in its manufacturing capacity. Boise's timberlands provided approximately 43% of its requirements over the past five calendar years. The cost of various types of wood fiber that Boise purchases in the market has at times fluctuated greatly because of economic or industry conditions. Selling prices of Boise's products have not always increased in response to wood fiber price increases. On occasion, Boise's results of operations have been and may in the future be seriously harmed if Boise is unable to pass wood fiber price increases through to its customers.

  Boise is subject to significant environmental regulation and environmental compliance expenditures

        Boise's businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, site remediation, forestry operations and endangered species. Compliance with these laws and regulations is a significant factor in Boise's business. Boise is expected to and will continue to incur significant capital and operating expenditures to maintain compliance with applicable environmental laws and regulations. Boise's failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

        As an owner and operator of real estate, Boise may be liable under environmental laws for cleanup and other costs and damages, including tort liability, resulting from past or present spills or releases of hazardous or toxic substances on or from its properties. Liability under these laws may be imposed without regard to whether Boise knew of, or was responsible for, the presence of such substances on its property, and, in some cases, may not be limited to the value of the property. Boise has been notified that it is a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws, or has received a claim from a private party, with respect to 16 active sites where hazardous substances or contaminants are located.

        Unanticipated situations could give rise to material environmental liabilities. Enactment of new environmental laws or regulations or changes in existing laws or regulations might require significant expenditures. Boise may be unable to generate funds or other sources of liquidity and capital to fund unforeseen environmental liabilities or expenditures.

        For more information on the environmental laws and regulations applicable to Boise and the CERCLA and other claims, see Boise's Annual Report on Form 10-K for the year ended December 31, 2002 under the headings "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Timber Supply and Environmental Issues" and "Item 3. Legal Proceedings" and Boise's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 under the heading "Item 1. Legal Proceedings."

  Boise does not maintain insurance for losses to its standing timber from natural disasters or other causes

        The volume and value of timber that can be harvested from Boise's lands may be limited by natural disasters such as fire, insect infestation, disease, ice storms, wind storms, flooding and other weather conditions and other causes. Boise does not maintain insurance for any loss to its standing timber from natural disasters or other causes.

  Boise's business and financial performance may be harmed by labor disruptions

        As of June 30, 2003, approximately 6,978 employees, or 29% of Boise's workforce, were covered under collective bargaining agreements. As a result, there is a risk of work stoppage due to strikes or walkouts. Any significant work stoppage could cause a material disruption to Boise's business, financial condition and results of operations.

  Boise's operations may be harmed by decreases in the availability of public timber

        Over the past several years, the amount of timber available for commercial harvest from public lands in the United States has declined significantly due to environmental litigation and changes in government policy. In 2001, Boise closed its plywood and lumber operations in Emmett, Idaho and its sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. Further constraints on timber supply, both on public and private lands, that would disadvantage Boise's remaining facilities may be imposed in the future. Additional curtailments or closures of Boise's wood products manufacturing facilities are possible.

  Boise's former independent public accountant, Arthur Andersen LLP, has ceased operations, and Boise stockholders may be unable to exercise effective remedies against it in any legal action

        Boise's former independent public accountant, Arthur Andersen LLP, provided it with auditing services for fiscal periods through December 31, 2001, including issuing an audit report with respect to Boise's audited consolidated financial statements as of and for the fiscal years ended December 31, 2001 and December 31, 2000 that are incorporated by reference into this prospectus. In 2002, Arthur Andersen was found guilty of a federal obstruction of justice charge and ceased practicing before the SEC.

        Arthur Andersen has not reissued its audit report with respect to the audited consolidated financial statements incorporated by reference in this prospectus. Furthermore, Arthur Andersen has not consented to the incorporation by reference of its audit report in this prospectus. The absence of this consent may limit recovery by Boise stockholders against Arthur Andersen on claims in connection with a material misstatement or omission in Boise's audited consolidated financial statements as of and for the fiscal years ended December 31, 2001 and December 31, 2000. In addition, if Arthur Andersen has limited or no assets available for creditors, Boise stockholders may not be able to recover against Arthur Andersen for any claims that they may have as a result of Arthur Andersen's role as Boise's independent public accountant and as author of the audit report for the audited consolidated financial statements as of and for the fiscal years ended December 31, 2001 and December 31, 2000 that are incorporated by reference into this prospectus.

Additional Risks Related to Boise's Operations Following the Acquisition of OfficeMax

        As of December 9, 2003, OfficeMax is Boise's largest subsidiary. Accordingly, Boise faces the following additional risks in connection with the operations of OfficeMax:

  OfficeMax faces a variety of competitors in the highly competitive office products industry

        The domestic and international office products industries, which include superstore chains, "e-tailers" and numerous other competitors, are highly competitive. Businesses in the office products industry compete on the basis of pricing, product selection, convenience, customer service and ancillary business offerings.

        As a result of consolidation in the office products superstore industry, OfficeMax currently has only two direct domestic superstore-type competitors, Office Depot and Staples, which are similar to OfficeMax in terms of store format, pricing strategy and product selection. OfficeMax's other competitors include traditional office products retailers and direct mail operators. During recent years, OfficeMax has experienced increased competition from computer and electronics superstore retailers, mass merchandisers, Internet merchandisers and wholesale clubs. In particular, mass merchandisers like Wal-Mart and wholesale clubs have increased their assortment of office products in order to attract home office customers and individual consumers.

        Further, various other retailers that have not historically competed with OfficeMax, such as drug stores and grocery chains, have begun carrying at least a limited assortment of paper products and other basic office supplies. This trend towards a proliferation of retailers offering a limited assortment of office supplies is expected to continue. OfficeMax may be subject to increasing competition from Internet merchandisers that have minimal barriers to entry. These competitors include traditional retailers that sell through the Internet, Internet sites that target the small business market with a full line of business products or service offerings and Internet sites that sell or resell office products and business services. It is also anticipated that OfficeMax will face increasing competition from its office supply superstore competitors in the print-for-pay business, which has historically been a key differentiator for OfficeMax, and such increased competition could adversely affect OfficeMax's results of operations and profit margins.

        Some of OfficeMax's competitors may have greater financial resources and distribution capabilities than OfficeMax. Increased competition may have an adverse effect on OfficeMax's financial position or the results of its operations.

  OfficeMax's quarterly operating results have fluctuated significantly in the past and may continue to do so in the future

        OfficeMax's business is seasonal with sales and operating income generally higher in its third and fourth fiscal quarters, which include the back-to-school period and the holiday selling season, respectively, followed by the traditional new year office supply restocking month of January. Sales in OfficeMax's second quarter summer months are historically the slowest of the year primarily because of lower office supply consumption during the summer period, as people spend more time on outdoor activities and vacations. Fluctuations in OfficeMax's quarterly operating results have occurred in the past and may occur in the future. In addition to the effects of seasonality, there are a number of other factors that have contributed to these quarter-to-quarter fluctuations and may continue to contribute to such fluctuations in the future, including:

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  new store openings and their related pre-opening expenses;

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  the extent to which new stores are less profitable as they commence operations;

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  the effect new stores have on the sales of existing stores in more mature markets;

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  the pricing activity of competitors in OfficeMax's markets;

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  changes in OfficeMax's product pricing, product selection and quality and customer service;

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  increases and decreases in advertising and promotional expenses; and

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  the acquisition of contract stationers and stores of competitors.

        In order to achieve and maintain expected profitability levels, OfficeMax must continue to grow its business while maintaining the product pricing, product selection and quality and customer service necessary to retain existing customers. OfficeMax's failure to continue to maintain these factors could put it at a competitive disadvantage.

Risks Related to the Merger of Boise's Subsidiary with OfficeMax

  Successful integration of OfficeMax is not assured

        Integrating and coordinating the operations and personnel of Boise and OfficeMax will involve complex operational and personnel-related challenges. This process will be time-consuming and expensive and may disrupt the business of either or both companies and may not result in the full benefits expected by Boise. The difficulties, costs and delays that could be encountered include:

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  unanticipated issues in integrating information, communications and other systems;

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  negative impacts on employee morale and performance as a result of job changes and reassignments;

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  difficulties attracting and retaining key personnel;

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  loss of customers;

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  unanticipated incompatibility of purchasing, logistics, marketing, paper sales and administration methods; and

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  unanticipated costs of terminating or relocating facilities and operations.

  Boise will have more indebtedness after the merger which could adversely affect its cash flows and business

        Boise's debt outstanding as of October 31, 2003 was approximately $1.8 billion. Giving effect to Boise's offering of $500 million in aggregate principal amount of senior notes ("Senior Notes") which closed on October 21, 2003, the use of the proceeds of such offering and the merger, Boise's pro forma total debt outstanding as of October 31, 2003 would have been approximately $2.3 billion. As a result of this increase in debt, demands on Boise's cash resources have increased. The increased levels of debt could, among other things:

  •
  require Boise to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;

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  increase the cost and reduce the availability of funds from commercial lenders, debt financing transactions and other sources;

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  increase Boise's vulnerability to, and limit its flexibility in planning for, adverse economic and industry conditions;

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  create competitive disadvantages compared to other companies with lower debt levels; and

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  limit Boise's ability to apply proceeds from an offering or asset sale to purposes other than repayment of debt.

        In addition, as a result of the increased debt that has resulted from the Senior Notes offering and the merger, Boise's credit rating was recently downgraded by Moody's Investors Service, Inc. and Standard & Poor's Rating Group. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Changes to Boise's business and additional indebtedness in the future could cause a further downgrading of its credit rating, which could affect Boise's cost of and ability to raise debt.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        Certain statements and assumptions in this prospectus or in the documents incorporated by reference into this prospectus contain or are based on "forward-looking" information and involve risks and uncertainties. Boise believes that such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking information includes, among other things, statements with respect to Boise's financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management and other matters. These statements are subject to numerous assumptions and uncertainties, many of which are outside of Boise's control. These include Boise's ability to successfully integrate the operations of OfficeMax and assumptions with respect to future revenues, expected operating performance and cash flows.

        Actual outcomes are dependent upon many factors. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, among others:

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  the possibility that Boise will be unable to fully realize the benefits anticipated from the merger;

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  the possibility that Boise will incur costs or difficulties related to the integration of the businesses greater than expected;

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  Boise's ability to retain and motivate key employees;

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  the difficulty of keeping expenses and integration costs at modest levels while increasing revenues;

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  the challenges of integration and restructuring associated with the merger;

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  the challenges of achieving anticipated synergies;

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  the timing and success of the evaluation of strategic alternatives for Boise's paper and building products businesses;

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  Boise's continued ability to execute its business strategy and achieve cost structure improvements;

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  market demand for products, which may be tied to the relative strength of various business segments, the level of white collar employment and the long-term effect of electronic media;

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  the activity of competitors and the impact of such activity on production capacity and customer demand across pulp, paper and wood products markets and the office products market;

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  changes in foreign economies and competition, which tend to affect the level of imports and exports of paper and wood products;

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  changes in the price or availability of raw materials, including energy and wood fiber;

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  the performance of manufacturing operations and the amount of capital required to maintain these operations;

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  changes in general economic conditions both domestically and abroad, including, without limitation, the levels of interest rates, which affect the level of housing starts, remodeling and other building activity;

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  fluctuations in foreign currency exchange rates;

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  the effect of forestry, land use, environmental and other governmental laws and regulations, and the impact of these regulations on cost structure;

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  the effect of various product liability, consumer, environmental and other litigation that arise from time to time in the ordinary course of business;

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  the impact of increasing environmental activism on the business;

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  changes in the banking and capital markets, which can affect the cost of financing activities;

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  the impact of weather and the occurence of natural disasters such as fires, floods and other catastrophic events and natural disasters;

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  acts of war or terrorist activities; and

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  other economic, political and technological risks and uncertainties and other risk factors set out under "Risk Factors" in this prospectus.

        Words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "hopes," "targets" or similar expressions are intended to identify forward-looking statements, which speak only as of the date of this prospectus, and in the case of documents incorporated by reference, as of the date of those documents. Boise operates in an unpredictable and competitive environment. It is not possible to predict all risk factors or to estimate the impact of these factors. Accordingly, undue reliance should not be placed on the forward-looking statements as a prediction of future results. Boise does not undertake any obligation to update or release any revisions to any forward-looking statements or to report any events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

        Boise will not receive any proceeds from the sale by the selling stockholder of Boise common stock covered by this prospectus.

SELLING STOCKHOLDER

        The shares of Boise common stock offered under this prospectus were issued to the selling stockholder, Mr. Michael Feuer, former Chief Executive Officer of OfficeMax, on the effective date of the merger with OfficeMax. The selling stockholder may resell all, a portion or none of his shares of Boise common stock pursuant to this prospectus. See "Plan of Distribution."

Selling Stockholder	Number of shares of Boise common stock beneficially owned	Number of shares of Boise common stock beneficially owned that may be sold hereunder(1)	Number of shares of Boise common stock owned beneficially after the sale hereunder
Michael Feuer	542,469	542,469	*

(1)
This prospectus will also cover any additional shares of Boise common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock split, stock dividend, merger, consolidation, recapitalization or similar event.

*
Because the selling stockholder may resell all, a portion or none of his shares of Boise common stock pursuant to this prospectus, and because this offering is not being underwritten on a firm commitment basis, Boise cannot estimate the number and percentage of shares of Boise common stock that the selling stockholder will hold at the end of any particular offering of Boise common stock covered by this prospectus.

        In connection with the merger, Boise and the selling stockholder entered into a shareholder agreement, a registration rights agreement and a consulting agreement. Boise has also agreed to honor, or cause OfficeMax to honor, OfficeMax's obligations with respect to indemnification of current and former directors and officers of OfficeMax, including the selling stockholder. In addition, the selling stockholder is party to an employment agreement with OfficeMax.

        Pursuant to the shareholder agreement, the selling stockholder granted Boise an irrevocable proxy to vote all OfficeMax common shares owned by him in favor of the approval and adoption of the merger agreement.

        Under the registration rights agreement, Boise agreed to use its reasonable best efforts to maintain an effective shelf registration statement covering the shares offered under this prospectus until the earlier of such time as the shares of Boise common stock issued to the selling stockholder (the "covered securities") cease to be "registerable securities" or one year from the closing date of the merger. The covered securities will cease to be "registerable securities" when they: (i) are sold pursuant to an effective registration statement; (ii) are sold pursuant to Rule 144 or Rule 145 (or, in either case, any successor provision) under the Securities Act of 1933, as amended ("Securities Act"); or (iii) have ceased to be outstanding.

        The term of the consulting agreement between Boise and the selling stockholder commenced when the selling stockholder's employment with OfficeMax was terminated following the merger. Boise will retain the selling stockholder as a consultant for five years following such termination for a consulting fee of $1,000,000 per year, payable in equal monthly installments during the consulting term. Under the consulting agreement, the selling stockholder will provide Boise and its subsidiaries, including OfficeMax, business consultation and advice relating to the retail marketing and office products industries. During the first six months of the consulting term, the selling stockholder will provide a minimum of 80 hours per month of consulting services, and during the remaining portion of the consulting term, the selling stockholder will provide a minimum of 20 hours per month of services, in each case as requested by Boise. After the first six months, either Boise or the selling stockholder may terminate the consulting agreement. If the consulting agreement is terminated, or if the selling stockholder dies or becomes permanently disabled during the consulting term, any unpaid portion of the aggregate consulting fee will be paid by Boise to the selling stockholder or his estate within 30 days after such event. Any payments made to the selling stockholder under the consulting agreement are in addition to payments and benefits received by the selling stockholder under his employment agreement with OfficeMax discussed in more detail below.

        Under the merger agreement, Boise has agreed to honor, or cause OfficeMax to honor, the obligations with respect to indemnification of current and former directors and officers of OfficeMax, including the selling stockholder, for acts or omissions occurring prior to the effective time of the merger to the extent such obligations of OfficeMax existed on the date of the merger agreement, whether contained in OfficeMax's organizational documents or otherwise. In addition, Boise will indemnify and hold harmless the individuals who prior to the merger were directors or officers of OfficeMax or any of its subsidiaries, including the selling stockholder, against all losses, claims, damages and liabilities arising from or relating to or otherwise in respect of any actual or threatened claim or action arising out of any act or omission by them in their capacities as directors or officers before the effective time of the merger, other than in respect of acts or omissions constituting a material breach of the merger agreement or criminal conduct. In addition, for a period of six years after the effective time of the merger, subject to a 200% cap on annual premiums, Boise will maintain the directors' and officers' liability insurance policies maintained by OfficeMax as of the date of the merger agreement.

        The selling stockholder is party to an employment agreement with OfficeMax under which he is entitled to severance benefits if (i) he terminates his employment for any reason within 90 days following a "change in control" of OfficeMax or (ii) within two years following a change in control of OfficeMax he is terminated without "cause" or he terminates his employment for "good reason." If the selling stockholder's employment terminates as described above, he would receive cash severance benefits (including a retention bonus for fiscal year 2003) of approximately $10,615,000 as well as non-cash severance benefits. The selling stockholder is entitled to an additional gross-up payment to compensate him for the amount of any excise tax imposed pursuant to Section 4999 of the Internal Revenue Code on payments made under his employment agreement or otherwise and for any taxes imposed on this additional payment. The completion of the merger constituted a "change in control" under the selling stockholder's employment agreement.

        The selling stockholder is eligible to participate in a retention program covering OfficeMax executive officers. Under this program, the selling stockholder is guaranteed to receive payment of his annual bonus for OfficeMax's 2003 fiscal year calculated at maximum performance levels ($1,290,000) if (i) he is employed by OfficeMax (or its affiliates) on or about the date the bonus for fiscal year 2003 is paid (which is expected to be on or about April 15, 2004) or (ii) he is terminated by OfficeMax without "cause" (as defined in the retention program) or he terminates his employment for "good reason" (as defined in his employment agreement and set forth above) prior to that date. Following the closing of the merger, the selling stockholder's employment was terminated, entitling him to the payments described in this paragraph and the immediately preceding paragraph.

        From August 1, 2003 through the closing of the merger, the selling stockholder has exercised 1,632,082 options to purchase OfficeMax common shares, sold 1,632,082 OfficeMax common shares and donated 109,500 OfficeMax common shares to charity. For more information on these transactions, please see the selling stockholder's filings with the SEC on Form 4. In connection with the merger, the selling stockholder also received $3,807,000 in cash in exchange for 933,334 options to purchase OfficeMax common shares with a weighted average exercise price of $6.29 per share granted under OfficeMax's Amended and Restated Equity-Based Award Plan and other option programs that were outstanding immediately prior to the completion of the merger.

PLAN OF DISTRIBUTION

        The Boise common stock covered by this prospectus may be offered, sold, or distributed from time to time by the selling stockholder or by his donees, pledgees, transferees or other successors-in-interest.

        The selling stockholder may, from time to time, sell any or all of his shares of Boise common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares may be sold directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholder will act independently of Boise in making decisions with respect to the timing, manner and size of each sale or non-sale-related transfer.

        The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in one or more transactions, which may involve crosses or block transactions, including:

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  on the New York Stock Exchange;

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  in the over-the-counter market;

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  in transactions other than on the New York Stock Exchange or in the over-the-counter market;

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  through the writing of options (including the issuance by the selling stockholder of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise;

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  through the settlement of short sales; or

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  any combination of the foregoing.

        In connection with the sale of shares, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholder may also sell the shares short and deliver these shares to close out his short positions, or loan or pledge the shares to broker-dealers or other financial institutions that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. A selling stockholder who is deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder has advised Boise that he has not entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of his shares. The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities

Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of Boise common stock by the selling stockholder and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of shares of Boise common stock to engage in market-making activities with respect to the shares of Boise common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of shares of Boise common stock and the ability of any person or entity to engage in market-making activities with respect to shares of Boise common stock.

        To the extent required, the shares to be sold, the names of the persons selling the shares, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        Boise is required to pay all fees and expenses incident to the registration of the shares. If the shares of Boise common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts and commissions and any agent's commissions. Boise has agreed to indemnify the selling stockholder against certain claims, losses, damages and liabilities (or actions or proceedings in respect thereof) arising in connection with this registration statement, including this prospectus, and any supplement or amendment hereto. The selling stockholder has similarly agreed to indemnify Boise for certain claims, losses, damages and liabilities (or actions or proceedings in respect thereof) with respect to written information furnished to Boise by the selling stockholder for inclusion in this prospectus and in the registration statement, and any supplement or amendment thereto.

EXPERTS

        The consolidated financial statements of Boise as of December 31, 2002, and for the year then ended, have been incorporated by reference herein and in the registration statement by reference to Boise's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, in reliance upon the report of KPMG LLP, independent accountants, which is also incorporated by reference herein and in the registration statement, and upon the authority of such firm as experts in accounting and auditing.

        The audit report covering the December 31, 2002 financial statements refers to the adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 effective January 1, 2002.

        The consolidated financial statements of Boise as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001, incorporated by reference herein and in the registration statement, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 29, 2002. These financial statements are incorporated by reference in reliance upon the authority of that firm, at that time, as experts in accounting and auditing.

WHERE TO FIND ADDITIONAL INFORMATION

        Boise files annual, quarterly and current reports, proxy statements and other information with the SEC. Individuals may read and copy materials Boise has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Copies of this information may also be obtained by mail from the Public Reference Room at the address set forth above, at prescribed rates. In addition, the SEC maintains a website that contains reports, proxy statements and other information about issuers like Boise who file electronically with the SEC. The address of that site is http://www.sec.gov.

        Boise filed a registration statement on Form S-3 with the SEC under the Securities Act to register the Boise common stock that may be offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all the information that can be found in the registration statement or the exhibits to the registration statement. Copies of the Form S-3, and any amendments thereto, may be obtained in the manner described above.

        The SEC allows Boise to incorporate by reference into this prospectus information Boise files with the SEC, which means that Boise may disclose important information in this prospectus by reference to the document that contains the information. Boise does not incorporate the contents of its website into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information contained in this prospectus.

        Boise incorporates by reference the documents listed below and any future filings Boise makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of securities covered by this prospectus is completed:

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  Boise's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed on March 4, 2003 and amended on Form 10-K/A, as filed on November 3, 2003;

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  Boise's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003, as filed on May 13, 2003, for the quarter ended June 30, 2003, as filed on August 12, 2003, and for the quarter ended September 30, 2003, as filed on November 13, 2003;

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  the portions of Boise's Definitive Proxy Statement on Schedule 14A, as filed on March 10, 2003 that have been incorporated by reference into Boise's Annual Report;

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  Boise's Current Reports on Form 8-K, as filed on July 14, 2003, October 20, 2003 and December 9, 2003;

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  Boise's description of its common stock which appears on pages 19 to 22 of its Registration Statement on Form 10 filed April 5, 1965, and in the amendments thereto on Form 8 dated May 24, 1965 and March 4, 1986; and

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  the description of Boise common stock purchase rights contained in Boise's registration statement on Form 8-A, filed by Boise on November 25, 1998, and any amendment or report filed with the SEC relating to Boise's rights agreement.

        Documents filed by Boise and incorporated by reference herein are available without charge on the Internet at www.bc.com, under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by phone at (208) 384-7990, by e-mail at investor@bc.com or by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728.

        Boise has not authorized anyone to provide information that is different from the information contained in or incorporated by reference into this prospectus. This prospectus is dated December 15, 2003. Recipients of this prospectus should not assume that the information contained in this document is accurate as of any other date than that date, and the delivery of this prospectus to purchasers of Boise common stock offered hereby shall not create any implication to the contrary.

        All documents filed with the SEC by Boise pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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TABLE OF CONTENTS
BOISE CASCADE CORPORATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
EXPERTS
WHERE TO FIND ADDITIONAL INFORMATION